GrafTech International Ltd.
982 Keynote Circle
Brooklyn Heights, Ohio USA 44131

March 27, 2019

VIA EDGAR

Tim Buchmiller
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	GrafTech International Ltd.
Request to Withdraw Registration Statement on Form S-1 (File No. 333-230056)

Dear Mr. Buchmiller:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GrafTech International Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-230056), together with all exhibits thereto, initially filed with the Commission on March 4, 2019 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on March 6, 2019. The Company is withdrawing the Registration Statement because the selling stockholder decided not to proceed with an offering due to market conditions. No securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein.

The Company respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please email or mail copies of the order to the undersigned at Gina.Gunning@graftech.com or 982 Keynote Circle, Brooklyn Heights, OH 44131 and to the Company’s counsel, Sandra L. Flow of Cleary Gottlieb Steen & Hamilton LLP, at sflow@cgsh.com or One Liberty Plaza, New York, NY 10006. If you have any questions regarding this letter, please contact Sandra L. Flow at (212) 225-2494.

Very truly yours,

/s/ Gina K. Gunning
Gina K. Gunning
Chief Legal Officer and Corporate Secretary

cc:	Sandra L. Flow
Cleary Gottlieb Steen & Hamilton LLP